Exhibit (a)(1)(D)

Meru Networks, Inc.
Option Exchange Program

FREQUENTLY ASKED QUESTIONS

These FAQs answer some of the questions that you may have about the Offer. They are only a summary and are not complete.  We encourage you to carefully read the offering memorandum and the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission of which this is a part for additional details not addressed in these FAQs.

GENERAL QUESTIONS ABOUT THE OFFER

1.                                      WHAT IS THE OFFER?

We are offering (for compensatory purposes) eligible employees the opportunity to tender some or all of their outstanding options to purchase shares of our common stock having an exercise price greater than $2.00 per share, and which do not vest upon the achievement of certain performance criteria, in exchange for new options to be granted under our 2010 Plan (as defined below) upon the terms and subject to the conditions described in this offering memorandum.

Glossary of Terms Used in this Offering Memorandum

The following are some terms that are frequently used in this offering memorandum:

Cancellation Date refers to the date that Eligible Options tendered to us and accepted by us for exchange will be cancelled.  We intend to cancel the Eligible Options accepted by us in the Option Exchange Program on the Expiration Date of the Offer.  If the Expiration Date is extended, then the Cancellation Date will be similarly delayed.

Commencement Date refers to the day the Offer opens, i.e., July 26, 2012.

Eligible Employee refers to any active employee of Meru (other than our Chief Executive Officer) who resides in the United States, Canada, India or the United Kingdom (as determined by us in our sole discretion) and is continuously employed by us from the Commencement Date through the Expiration Date of the Offer.

Eligible Officer refers to the Eligible Employees listed on Schedule A of this offering memorandum.

Eligible Options refers to options to purchase shares of our common stock with an exercise price greater than $2.00 per share that were granted under our 2002 Stock Incentive Plan or 2010 Stock Incentive Plan (the “2010 Plan”) (collectively, the “Plans”) prior to the Commencement Date of the Offer and remain outstanding and unexercised as of the Expiration Date. Any option that vests upon the achievement of certain performance criteria is not eligible for exchange in the Offer.

Expiration Date refers to the date and time that this Offer expires.  We expect the Expiration Date will be August 22, 2012 at 9:00 p.m., Pacific Time. However, we may, in our discretion, extend the Offer, in which case the term “Expiration Date” will refer to the date and time that the extended Offer expires.

New Options refers to the options that will be granted in exchange for the Eligible Options tendered pursuant to this Offer. New Options will be granted under the 2010 Plan upon the terms and subject to the conditions set forth in the 2010 Plan and a new option agreement between us and you. The exercise price of the New Options will equal the closing sale price of our common stock as reported on The NASDAQ Global Market on the Replacement Grant Date. In addition, the New Options will: (1) be nonqualified stock options for U.S. tax purposes (even if the Eligible Options you tendered were incentive stock options); (2) vest over four years with 25% vesting on the one-year anniversary of the Replacement Grant Date and the remainder vesting in 36 equal monthly installments thereafter; (3) be exercisable as they vest; and (4) have a new ten-year term.

Offer Website refers to the secure website at https://merunetworks.equitybenefits.com that contains resources on the Option Exchange Program and that Eligible Employees should use to submit elections to exchange Eligible Options or to withdraw Eligible Options tendered from the Offer.

Option refers to an option to purchase one share of our common stock.

Option grant refers to a grant of one or more options.

Option Exchange Program refers to the exchange of Eligible Options for New Options upon the terms and subject to the conditions set forth in this offering memorandum and the offering materials available on the Offer Website.

Replacement Grant Date refers to the date that the New Options will be granted. We expect the Replacement Grant Date will be the first trading day after the Expiration Date of the Offer, or August 23, 2012. If the Expiration Date is extended, then the Replacement Grant Date will be similarly delayed.

Q2.                            WHY IS MERU IMPLEMENTING THE OFFER?

We are implementing this Offer because almost all of our employees have stock options that are significantly “underwater,” i.e., stock options with an exercise price that is significantly higher than the current market price of our common stock.  We believe that these underwater options are no longer as effective in serving their original compensatory purpose to retain and motivate our employees.

The Option Exchange Program gives our employees the chance to exchange Eligible Options for New Options with a lower exercise price.  Over time, the New Options may have a greater potential to increase in value and we believe this will create better incentives for our employees to remain with us and contribute to achieving our business objectives and ultimately building stockholder value.

Achievement of these goals cannot be guaranteed in light of the risks associated with a volatile and unpredictable stock market and other factors beyond our control.

Q3.                            WHO IS ELIGIBLE TO PARTICIPATE?

Any active employee of Meru (other than our Chief Executive Officer) who holds Eligible Options, resides in the United States, Canada, India or the United Kingdom (as determined by us in our sole discretion) and is continuously employed by us during the period beginning July 26, 2012 and ending at 9:00 p.m., Pacific Time, on August 22, 2012 (or a later date if we extend the Offer), is eligible to participate in the Offer. Eligible Employees must be employed by us on the Expiration Date of the Offer to receive New Options. Our Chief Executive Officer, Dr. Bami Bastani, and the non-employee members of our Board of Directors are not eligible to participate in the Offer.

Option holders residing in the following countries are not eligible to participate in the Offer: Denmark, France, Germany, Italy, Japan, Korea, the Netherlands, Norway, Portugal, Singapore, Spain, Sweden, Turkey and the United Arab Emirates as we have determined that the Offer would not achieve its compensatory purposes in these jurisdictions. We are evaluating the incentives provided in these jurisdictions against competitive conditions in them to determine whether it would be consistent with our compensatory goals to offer a different form of incentive there in lieu of participation in the Option Exchange Program.

Q4.                            HOW DOES THE OPTION EXCHANGE PROGRAM WORK?

Each Eligible Option you decide to tender in the Offer will be exchanged for a New Option to purchase an equal number of shares, unless you are an Eligible Officer of the Company.  If you are an Eligible Officer of the Company, you will receive a lesser number of New Options, depending on the exercise price of the Eligible Options that you tender for exchange, as explained in more detail below.

Exchange Ratio for Eligible Employees (Other than Eligible Officers)

Exercise Price	Exchange Ratio (New Options / Eligible Options)
$ 2.01 or greater	1-for-1

Exchange Ratios for Eligible Officers

Exercise Price	Exchange Ratio (New Options / Eligible Options)
$2.01 – $4.61	1-for-1.4
4.62 – 7.00	1-for-1.9
7.01 – 12.00	1-for-2.9
12.01 or greater	1-for-6.5

If an Eligible Officer tenders an Eligible Option grant that is not evenly divisible by the applicable exchange ratio, the Eligible Officer will forfeit any resulting fractional option.  For example, if an Eligible Officer tenders a grant for 10,000 Eligible Options with an exercise price of $7.00 per share, such officer will receive a grant for 5,263 New Options and the resulting 0.16 fractional option will be cancelled and no consideration will be paid for the cancellation of that fractional option.

If you elect to exchange any Eligible Options received pursuant to a particular option grant, you must elect to exchange all Eligible Options outstanding under that grant (i.e., you must make elections to participate on a grant-by-grant basis). For example, assume you have received three separate option grants, all of which are eligible for exchange in the Offer.  In the first grant, you received 1,000 options, 700 of which have been exercised and 300 of which remain outstanding.  In the second grant you received 1,500 options, all of which are outstanding, and in the third grant you received 3,000 options, 1,000 of which have been exercised and 2,000 of which remain outstanding.  You may elect to exchange all of the outstanding Eligible Options remaining under one, two or all three of the grants (i.e., 300 options, 1,500 options and/or 2,000 options) or none at all.  However, you may not elect to exchange less than 300 options under the first grant, 1,500 options under the second grant and 2,000 options under the third grant.

New Options will be granted in exchange on a grant-by-grant basis.  For example, if you elect to exchange two of the three Eligible Option grants from the prior example, one for 300 options and another for 1,500 options, you will be entitled to receive one New Option grant for 300 options and a second New Option grant for 1,500 options on the Replacement Grant Date.

Each New Option grant will be made under the 2010 Plan upon the terms and subject to the conditions set forth in the 2010 Plan and a new option agreement between us and you. The exercise price for each New Option grant will equal the closing sale price of our common stock as reported on The NASDAQ Global Market on the first trading day after the Cancellation Date (i.e., the Replacement Grant Date). If the Offer is extended and the Cancellation Date is delayed, the Replacement Grant Date will be similarly delayed.

Each New Option will be a nonqualified stock option for U.S. tax purposes, vest over four years with 25% vesting on the one-year anniversary of the Replacement Grant Date and the remainder vesting in 36 equal monthly installments thereafter, be exercisable as it vests, and have a new ten-year term.

Q5.                            HOW DO I PARTICIPATE IN THE OFFER?

If you are an Eligible Employee, you will receive an email announcing the Offer on the Commencement Date of the Offer directing you to the Offer Website. If you decide to participate in the Offer, you must access the Offer Website and click on the “Make/Change My Election” link. You will be directed to your electronic election form that contains the following personalized information with respect to each of your Eligible Option grants:

•                  the grant number;

•                  (for U.S. employees) whether the Eligible Options are incentive stock options (“ISO”) or nonqualified stock options (“NQ”);

•                  the grant date;

•                  the exercise price per share;

•                  the number of Eligible Options outstanding;

•                  the number of Eligible Options vested; and

•                  the election alternatives available to you.

You will need to make a “Yes” or “No” election next to each of your Eligible Option grants to indicate your choice of whether to exchange your Eligible Option grant in accordance with the terms of this Offer or retain your Eligible Option grant under its current terms. After completing the electronic election form, you will have the opportunity to review the elections you have made with respect to your Eligible Options. If you are satisfied with your elections you will proceed to an acknowledgment page. Only after you agree to the acknowledgment will you be directed to the Print Confirmation page. Please print and keep a copy of the Print Confirmation page for your records. At this point, you will have completed the election process.

If you are not able to submit your election electronically via the Offer Website as a result of technical failures of the Offer Website, such as the Offer Website being unavailable or the Offer Website not accepting your election, you must complete and sign a paper election form for all of the Eligible Options you wish to tender and email the election form to optionexchange@merunetworks.com or send the election form by registered mail or courier to Meru Networks, Inc., Attn: Rosie Strehlow, Option Exchange Administration, 894 Ross Drive, Sunnyvale, CA 94089. If you send your forms by registered mail or courier, you are responsible for keeping your evidence of the date and time of mailing or shipment. Please contact Option Exchange Administration at optionexchange@merunetworks.com to obtain a paper election form.

Participation in the Offer is voluntary. If you want to participate, you must properly complete and submit an election to exchange one or more of your Eligible Options for New Options on the Offer Website (or by paper election form in the manner described above) no later than 9:00 p.m., Pacific Time, on August 22, 2012, or a later date if we extend the Offer.  If you choose to not participate in the Offer, you do not need to do anything, and your Eligible Options will continue to remain subject to their existing terms and conditions.

You have the right to withdraw any Eligible Options that you have elected to exchange at any time before the Expiration Date.  See Question 11 for a more detailed discussion of your withdrawal rights.

If you submit your election or withdrawal on a paper form, it must be received by us before the Expiration Date or you will be deemed to have rejected the Offer.  Elections and withdrawals not received by us by the Expiration Date, even if sent prior to such time, will be disregarded. Accordingly, please allow extra time for delivery when sending your paper form(s).

The delivery of paper forms is at your risk. Only elections that are complete and actually received by us before the Expiration Date will be accepted. If your election is received by email, registered mail or courier, we intend to confirm receipt of the election by email within three U.S. business days. If you have not received an email confirmation, it is your responsibility to confirm that we have received your election by sending an email to optionexchange@merunetworks.com. Elections submitted by any other means, including fax, hand delivery, interoffice or non-registered (regular) mail are not permitted.

We reserve the right to reject any or all Eligible Options tendered for exchange that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept for exchange those Eligible Options for which you have made a proper and timely election that is not withdrawn. Subject to our rights to extend, terminate and amend the Offer, we currently expect that we will accept all such Eligible Options promptly after the Expiration Date.

Q6.                            WHAT IS THE EXPECTED TIMELINE FOR THE OFFER?

We currently expect the timeline of the Offer to be:

July 26, 2012	Commencement Date of the Offer

August 22, 2012 at 9:00 p.m., Pacific Time	Expiration Date of the Offer

August 22, 2012 after 9:00 p.m., Pacific Time	Cancellation Date of the Eligible Options

August 23, 2012	Replacement Grant Date of the New Options

If we extend the Offer and the Expiration Date is delayed, the Cancellation Date and the Replacement Grant Date will be similarly delayed.

Q7.                            DOES THE OFFER EXTEND TO ALL OF MERU’S OUTSTANDING OPTIONS?

No.  The Offer only extends to outstanding options granted under the Plans and held by Eligible Employees that have an exercise price greater than $2.00 per share. Any option that vests upon the achievement of certain performance criteria is not eligible for exchange in the Offer.

Q8.                            CAN MERU GRANT EMPLOYEES ADDITIONAL OPTIONS INSTEAD OF HOLDING AN OPTION EXCHANGE PROGRAM?

No.  The Compensation Committee of our Board of Directors determined that it would not have been possible to grant additional equity awards at levels adequate to incentivize and retain employees with significantly underwater stock options due to the increase in our “overhang” (i.e., outstanding equity awards plus equity awards available for grant divided by the total number of shares of our common stock outstanding) and the increased potential share dilution from the exercise of such awards that would have resulted. In addition, granting new stock options without cancelling any previously granted stock options would have increased the amount of our compensation expense beyond what we expect to incur in connection with the Option Exchange Program. Each of these consequences could have adversely affected our business, operating results and negatively impacted our stock price.

Q9.                            WHAT IS THE DEADLINE TO PARTICIPATE IN THE OFFER?

The deadline to participate in the Offer is 9:00 p.m., Pacific Time, on August 22, 2012, unless we extend the Offer. To participate, you must properly complete and submit an election to exchange one or more of your Eligible Options before the deadline through our Offer Website (or properly complete and submit a paper election form in the manner described in the answer to Question 5). We may, in our discretion, extend the deadline to participate in the Offer at any time, but we cannot assure you that the Offer will be extended.  If we decide to extend the deadline to elect to participate in the Offer, we will announce the extension no later than 6:00 a.m., Pacific Time, on the first business day following the previously scheduled Expiration Date. If we do extend the deadline, you must properly submit an election before the extended Expiration Date and time.

Q10.                     WHAT WILL HAPPEN IF I DO NOT ELECT TO EXCHANGE MY ELIGIBLE OPTIONS BY THE DEADLINE?

If you do not elect to exchange your Eligible Options through the Offer Website (or properly complete and submit a paper election form in the manner described in the answer to Question 5) by the Expiration Date, then you will not participate in the Offer, and all Eligible Options you currently hold will remain unchanged with their original exercise price and original terms.

Q11.                     DURING WHAT PERIOD OF TIME MAY I WITHDRAW A PREVIOUS ELECTION TO PARTICIPATE IN THE OFFER?

You may withdraw your election to participate in the Offer at any time before 9:00 p.m., Pacific Time, on August 22, 2012, unless we extend the Offer, in which case you may withdraw your Eligible Options elected for exchange at any time until the expiration of the extended Offer. To withdraw an election to exchange Eligible Options, you must properly complete and submit a new election form in which you do not elect to exchange the Eligible Options that you wish to withdraw prior to 9:00 p.m., Pacific Time, on August 22, 2012 through our Offer Website (or by properly completing and submitting a paper election form withdrawing the Eligible Options you wish to withdraw in the manner described in the answer to Question 5). Once you have withdrawn your election to tender one or more Eligible Options, you may re-elect to exchange such Eligible Options again only by following the election procedure described in the answer to Question 5.

Q12.                     WHAT ARE THE TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER?

For U.S. Employees:  If you exchange an Eligible Option for a New Option under the Offer, you will not be required under current tax laws to recognize income for U.S. federal income tax purposes at the time of the exchange or on the Replacement Grant Date. With regard to the New Options, the tax aspects of such options will be the same as any other nonqualified stock option.

Please see Section 13, “Material Tax Consequences for U.S. Employees” for more information.

For Employees Outside the U.S.: Please see Section 14 “Material Tax Consequences for Employees Outside the U.S.” for more information regarding the tax treatment of the Offer in your country.

Regardless of whether you reside inside or outside the U.S., we recommend that you consult your own tax advisor with respect to the federal, state and local or foreign tax consequences of participating in the Offer.

Q13.                     HOW SHOULD I DECIDE WHETHER OR NOT TO PARTICIPATE IN THE OFFER?

The decision to participate in the Offer is each individual employee’s personal decision, and it will depend largely on each employee’s assumptions about the future overall economic environment, the performance of the overall market and companies in our sector, and the performance of our own business and stock price.  We strongly urge you to consult with your financial, legal and/or tax advisors for advice on the implications of participating, before deciding whether to participate in the Offer. In addition, you should read the sections of this document discussing the tax consequences of participating in the Offer.

Q14.                     WHAT DO THE COMPANY AND BOARD OF DIRECTORS THINK OF THE OFFER?

Although the Compensation Committee of the Board of Directors has approved the Offer, neither we nor the Compensation Committee of our Board of Directors, nor our Board of Directors makes any recommendation as to whether you should participate in the Offer.  You must make your own decision whether to elect to exchange your Eligible Options.

Q15.                     WHAT HAPPENS IF MY EMPLOYMENT ENDS BEFORE THE OFFER EXPIRES?

If you participate in the Offer and your employment ends before the Offer expires (which is expected to occur at 9:00 p.m., Pacific Time, on August 22, 2012), your participation in the Offer will be canceled and you will not be able to exchange your Eligible Options.

For example, if you elect to participate in the Offer on July 31, 2012 and your employment at Meru ends on August 21, 2012, you will no longer be eligible to participate in the Offer and your Eligible Options will remain subject to their existing terms and conditions. In that case, generally you may exercise your existing stock options for three months after your termination date to the extent they are vested and in accordance with their terms.

Q16.                     WHAT HAPPENS IF MY EMPLOYMENT ENDS AFTER THE OFFER EXPIRES?

If your employment ends after the Offer expires (other than because of your disability or death), any New Options will not continue to vest and any unvested portion will be canceled as of the date of termination (excluding any notice period that may be required under applicable law). Any vested and unexercised portion of the New Options will generally be exercisable for three months after termination (or twelve months if your termination was on account of your disability or death), as is the case today.

You should not view this Offer or our acceptance of your election to voluntarily participate in the Offer as a promise by us to continue your employment.

SPECIFIC QUESTIONS ABOUT THE ELIGIBLE OPTIONS

Q17.                     HOW DO I FIND OUT HOW MANY ELIGIBLE OPTIONS I HAVE AND WHAT THEIR EXERCISE PRICES ARE?

You can, at any time, confirm the number of Eligible Options that you have, their grant dates, exercise prices, and the number of shares of common stock vested and outstanding under the Eligible Options through the Offer Website.  For all other individual stock option information, including information about stock options that you hold that are not eligible for the Option Exchange Program, you may access your Merrill Lynch account at www.benefits.ml.com using your log on credentials.

Q18.                     WHICH OPTIONS CAN BE TENDERED FOR EXCHANGE?

Only options with an exercise price greater than $2.00 per share that are outstanding and unexercised on the Commencement Date of the Offer and remain outstanding and unexercised on the Expiration Date of the Offer may be tendered for exchange in the Option Exchange Program. Any option that vests upon the achievement of certain performance criteria is not eligible for exchange in the Offer.

Q19.                     CAN I TENDER OPTIONS THAT I HAVE ALREADY EXERCISED?

No.  The Offer only pertains to outstanding Eligible Options and does not apply in any way to shares purchased upon the exercise of options. If you have exercised an Eligible Option grant in its entirety, that option grant is no longer outstanding and may not be tendered for exchange in the Option Exchange Program. However, if you have partially exercised an Eligible Option grant, the remaining outstanding and unexercised portion of the Eligible Option grant may be tendered for exchange. For example, if you hold an option to purchase 1,000 shares of our common stock at an exercise price of $5.00 per share and exercise the option to purchase 500 shares during the offering period, the portion that you exercised will not be eligible for exchange while the portion that remains unexercised will be eligible for exchange.

Q20.                     CAN I ELECT TO EXCHANGE AN ELIGIBLE OPTION GRANT ONLY AS TO CERTAIN SHARES?

No.  If you elect to exchange an Eligible Option grant, you must elect to exchange the entire unexercised portion of the option grant. You may not elect to exchange only part of an Eligible Option grant.  For example, if you have a grant for 1,000 Eligible Options outstanding, you must elect to exchange all 1,000 Eligible Options. You may not exchange 500 of the 1,000 Eligible Options and retain 500 Eligible Options.  Likewise, if an option grant is partially vested and partially unvested, you cannot elect to exchange only the unvested portion.

Q21.                     IF I CHOOSE TO PARTICIPATE IN THE OFFER, WHAT WILL HAPPEN TO THE ELIGIBLE OPTIONS THAT I TENDER FOR EXCHANGE?

If you properly complete and submit an election to exchange one or more of your Eligible Options through the Offer Website (or properly complete and submit a paper election in the manner described in the answer to Question 5) by the Expiration Date, we will cancel all of your outstanding Eligible Options that you have elected to exchange.

Q22.                     WILL THE ELIGIBLE OPTIONS EXCHANGED BE RETURNED TO THE POOL OF SHARES AVAILABLE FOR FUTURE GRANT UNDER THE PLANS?

Yes.  The shares of common stock subject to those Eligible Options exchanged in the Option Exchange Program will be returned to the pool of shares available for future awards under the 2010 Plan.

Q23.                     WHEN WILL THE ELIGIBLE OPTIONS THAT I ELECT TO EXCHANGE BE REMOVED FROM MY MERRILL LYNCH ACCOUNT?

After you submit your election online through the Offer Website, the Eligible Options that you have elected to exchange will continue to appear in your Merrill Lynch account until the Cancellation Date of the Offer.  We expect cancellations to be reflected online at www.benefits.ml.com within two business days of the Cancellation Date.

SPECIFIC QUESTIONS ABOUT THE NEW OPTIONS

Q24.                     WHAT WILL BE THE SHARE AMOUNTS OF THE NEW OPTIONS?

Each Eligible Option grant you tender for exchange in the Option Exchange Program will be exchanged for a New Option grant to purchase an equal number of shares unless you are an Eligible Officer of the Company.  If you are an Eligible Officer, you will receive a lesser number of New Options, depending on the exercise price of the Eligible Options that you elect to exchange as set forth in the table below.

Exchange Ratio for Eligible Employees (Other than Eligible Officers)

Exercise Price	Exchange Ratio (New Options / Eligible Options)
$2.01 or greater	1-for-1

Exchange Ratios for Eligible Officers

Exercise Price	Exchange Ratio (New Options / Eligible Options)
$2.01 – $4.61	1-for-1.4
4.62 – 7.00	1-for-1.9
7.01 – 12.00	1-for-2.9
12.01 or greater	1-for-6.5

Q25.                     (ELIGIBLE OFFICERS ONLY) HOW WERE THE EXCHANGE RATIOS DETERMINED?

In determining the exchange ratios for our Eligible Officers, we considered the fair value of the Eligible Options to be exchanged and a hypothetical fair value of the New Options to be issued as of the time we set the exchange ratios based on certain assumptions about the New Options, in each case using the Black-Scholes valuation model (a model for calculating the value of derivative securities). We compared these fair values and selected exchange ratios that balanced our desire to provide incentives to Eligible Officers in the Option Exchange Program while also reducing the accounting costs to us of offering such incentives.

Q26.                     WHAT WILL BE THE EXERCISE PRICE OF THE NEW OPTIONS?

The exercise price of the New Options will equal the closing sale price of our common stock as reported on The NASDAQ Global Market on the Replacement Grant Date.

Q27.                     WHAT WILL BE THE VESTING SCHEDULE OF THE NEW OPTIONS?

The New Options will vest over four years with 25% vesting on the one-year anniversary of the Replacement Grant Date and the remainder vesting monthly in equal amounts for three years.  For example, if the Replacement Grant Date is August 23, 2012 and you are granted New Options to purchase 1,000 shares of our common stock, then 250 shares would vest on August 23, 2013 and 1/36th of the remaining shares would vest on the 23rd of each month thereafter until underlying shares are fully vested.

Q28.                     WHAT WILL BE THE TERMS AND CONDITIONS OF THE NEW OPTIONS?

New Options will be granted under the 2010 Plan upon the terms and subject to the conditions set forth in the 2010 Plan and a new option agreement between us and you.  In addition, (1) the exercise price of the New Options will equal the closing sale price of our common stock as reported on The NASDAQ Global Market on the Replacement Grant Date; (2) the New Options will be nonqualified stock options for U.S. tax purposes (even if the Eligible Options you tendered were incentive stock options); (3) the New Options will vest over four years with 25% of the New Options vesting on the one-year anniversary of the Replacement Grant Date and the remainder vesting in 36 equal monthly installments thereafter; (4) the New Options will become exercisable as they vest; and (5) the New Options will have a new ten-year term.  The remaining terms and conditions of the New Options will be substantially similar to those of the Eligible Options tendered in the Offer.

Q29.                     IF THE ELIGIBLE OPTIONS THAT I TENDER ARE EARLY EXERCISABLE, WILL MY NEW OPTION BE EARLY EXERCISABLE?

No. If you tender Eligible Options that are early exercisable, those Eligible Options will be canceled upon our acceptance of those options for exchange on the Cancellation Date and the New Options granted in exchange will only become exercisable as they vest.

Q30.                     (U.S. EMPLOYEES ONLY) IF THE ELIGIBLE OPTIONS THAT I TENDER ARE INCENTIVE STOCK OPTIONS WILL MY NEW OPTION BE AN INCENTIVE STOCK OPTION?

No. If you are a U.S. employee and you tender Eligible Options that are incentive stock options, the New Options granted in exchange will be nonqualified stock options.

Q31.                     (U.S. EMPLOYEES ONLY) I HAVE AN ELIGIBLE OPTION THAT IS SPLIT BETWEEN INCENTIVE STOCK OPTIONS AND NONQUALIFIED STOCK OPTIONS BECAUSE MY ORIGINAL GRANT EXCEEDED THE $100,000 LIMIT ON INCENTIVE STOCK OPTIONS. CAN I CANCEL ONE PART OF THIS OPTION BUT NOT THE OTHER?

No.  You cannot cancel one part of an option grant that has been split into an incentive stock option and a nonqualified stock option because it is still considered a single option grant. It cannot be separated for purposes of the Option Exchange Program.

Q32.                     WHEN WILL MERU GRANT THE NEW OPTIONS?

We will grant all New Options on the Replacement Grant Date (i.e., the first trading day following the Expiration Date of the Offer and the acceptance and cancellation by us of the Eligible Options). For example, if the Offer expires on August 22, 2012, then we will accept for cancellation and cancel the Eligible Options tendered for exchange on August 22, 2012 and the Replacement Grant Date for the New Options will be August 23, 2012.

Q33.                     WHEN WILL I SEE THE NEW OPTIONS IN MY MERRILL LYNCH ACCOUNT?

You may view your current Meru stock options on Merrill Lynch’s Website at www.benefits.ml.com using your log on credentials. Your New Option(s) will appear in your account within approximately five business days of the Replacement Grant Date.